

UI
SECURITIES ANI
Wash

08029370



PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

World Equity Group, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 North Arlington Heights Road
(No. and Street)

Arlington Heights (City) IL (State) 60004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Yarosz 847-342-1700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Yarosz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Incorporated, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

21st day of February 2008

Notary Public


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

World Equity Group, Inc.

Statement of Financial Condition

December 31, 2007

[illegible] information pursuant to rule [illegible]
under the Securities Exchange Act of [illegible]

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Board of Directors of
World Equity Group, Inc.

We have audited the accompanying statement of financial condition of World Equity Group, Inc. (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2008

World Equity Group, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	360,111
Commissions receivable from and deposit with clearing broker		95,508
Other commissions receivable		129,342
Equipment, furniture and leasehold improvements, net		112,793
Other assets		201,255
Total assets	$	899,009
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	239,024
Accounts payable and accrued expenses		139,470
Total liabilities		378,494
Stockholders' equity		
Common stock		1,038
Additional paid-in capital		122,850
Retained earnings		396,627
Total stockholders' equity		520,515
Total liabilities and stockholders' equity	$	899,009

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—World Equity Group, Incorporated (the Company) is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the Midwest region of the United States. Customer transactions are cleared through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition—Customers' securities transactions and the related commission income and expense are recorded on trade date.

Marketing—The Company expenses the cost of advertising and marketing as the costs are incurred.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain expense items for income tax and financial accounting purposes, primarily officers' compensation.

Recent Accounting Pronouncements- In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for the Company for interim and annual reporting for the year ending December 31, 2008. The Company is currently assessing the effect of SFAS 157, if any, on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for the Company for the interim and annual reporting for the year ending December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159, if any, on its financial position, results of operations and cash flows.

Note 2 Commissions Receivable from and Deposit with Clearing Broker

The commissions receivable from and deposit with clearing broker represents amounts due for commissions earned and cash on deposit of $40,508 and $55,000, respectively.

Note 3 Equipment, Furniture and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over their useful lives.

Furniture, equipment and leasehold improvements at December 31, 2007 consist of:

Equipment	$ 213,216
Furniture and fixtures	69,097
Leasehold improvements	44,231
	326,544
Accumulated depreciation and amortization	(213,751)
Net	$ 112,793

Note 4 Commitment and Contingencies

On August 1, 2007, the Company entered into a new lease agreement with a party related through common ownership. The lease expires on July 31, 2010. The minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2008	$ 122,876
2009	126,564
2010	75,103
Total	$ 324,543

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 5 Related-Party Transaction

Investment advisory fees are earned on investment portfolios managed by a company affiliated by common ownership.

Note 6 Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

During the year, the Company created a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement.

Note 7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 9 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $206,600 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

END